Exhibit 99.2

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
First Quarter 2008

May 13, 2008

Introduction

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect future performance.  The MD&A for the first quarter ending March 31, 2008, and 2007, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2008 and 2007 and the related notes contained therein, which have been prepared in accordance with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2007, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1	The “Results of Operations” section provides an analysis of Pan American’s Metal Production , Cash and Total Costs per Ounce for Silver and Financial Results for the First Quarter of 2008	Page 2
2	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position	Page 5
3	In the “Outlook” section, we update the status of Pan American’s development activities and our production forecasts over the balance of 2008	Page 6
4	The “Accounting Policies and Internal Controls” section identifies those accounting policies that have been adopted	Page 7

Pan American was founded in 1994 with the specific intention of providing investors with the best vehicle to gain real exposure to silver prices.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines in Peru, Mexico and Bolivia. In addition, the Company is constructing a new silver mine in Argentina, expanding its Bolivian mine and exploring for new silver deposits throughout South America and Mexico.

Management ’ s Discussion and Analysis

Results of Operations

The first quarter of 2008 (“Q1 2008”) was an exceptional period for the metal markets in general and Pan American in particular. Average silver prices increased 24% compared to the fourth quarter of 2007 and by 32% compared to silver prices a year ago.  Pan American achieved silver production of 4.5 million ounces in Q1 2008, an increase of 35% over Q1 2007 silver production.  The prices for the by-product metals that the Company produces also rose sharply over the past year, with the exception of zinc prices, which decreased by 30%. On average, lead prices increased by 62%, copper prices by 31% and gold prices by 42%. By-product metal production, other than zinc, also increased significantly from production levels of a year ago.  As a consequence of this growth in production combined with higher metal prices, the Company achieved record sales, record earnings and record cash flow in Q1 2008.

Please refer to the “Financial & Operating Highlights” section of the Q1 press release dated May 13, 2008 for a detailed breakdown of each mine’s production data.

•	Metal Production

Pan American produced 4.5 million ounces of silver in the first quarter of 2008, which was 35% greater than the 3.3 million ounces produced in the corresponding period of 2007.  The Alamo Dorado mine, which was in commissioning during the Q1 2007, contributed 1.4 million ounces of silver production in Q1 2008 and was the primary reason for the increased silver production. Compared to Q1 2007, silver production also increased at La Colorada, Morococha and Huaron. As expected, silver grades declined at Quiruvilca, Pyrite Stockpiles and San Vicente relative to the Q1 2007, resulting in decreased silver production at those operations.

Consolidated gold, lead, and copper production increased over production levels from a year ago by 134%, 13% and 8%, respectively.  These production increases were achieved primarily through increased tonnage rates at all operations and from gold production at Alamo Dorado.  Zinc production was negatively impacted by lower grades, other than at San Vicente, resulting in 2% less zinc production compared to the Q1 of 2007.

•	Cash and Total Costs per Ounce for Silver

Consolidated cash costs for the three-month period ended March 31, 2008, were $3.70 per ounce compared to $2.98 per ounce for the corresponding period of 2007.  Over the past year, the Company’s cash costs were negatively impacted by stronger local currencies relative to the US dollar and by the industry-wide escalation in labor, spare parts and energy costs.  However, the Company's consolidated cash costs for Q1 2008 were significantly lower than our forecast of $4.27 per ounce due primarily to higher by-product credits on account of stronger than expected metal prices and above planned silver production.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the period.

Management ’ s Discussion and Analysis

Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)		Three Months Ended March 31,
		2008	2007
Cost of Sales		$50,511	$28,961
Add/(Subtract)
Smelting, refining, and transportation charges		16,659	19,760
By-product credits		(49,188)	(45,538)
Mining royalties		755	1,491
Worker’s participation & voluntary payments		(1,987)	(1,144)
Change in inventories		(1,369)	2,892
Other		300	(3)
Minority interest adjustment		(51)	(2)
Alamo Dorado Commissioning Costs		-	2,719
Cash Operating Costs	A	$15,630	9,136

Add/(Subtract)
Depreciation and amortization		9,864	4,222
Asset retirement and reclamation		665	636
Change in inventories		1,404	(471)
Other		(50)	(41)
Minority interest adjustment		(153)	(205)
Alamo Dorado Commissioning Costs		-	1,304
Total Costs	B	27,359	14,582

Payable Silver Production (oz.)	C	4,227,256	3,069,553

Total cash cost per ounce	(A*$1000)/C	$3.70	$2.98
Total production costs per ounce	(B*$1000)/C	$6.47	$4.75

•	Financial Results

For the three months ended March 31, 2008, the Company’s net income was $ 30.2 million (basic earnings per share of $0.38) compared to net income of $20.4 million (basic earnings per share of $0.27) for the corresponding period in 2007, which included a gain on the sale of the Company’s interest in the Dukat mine in Russia of $10.25 million. The improved financial results for the quarter were primarily due to the positive contribution to earnings from Alamo Dorado, which achieved commercial production on April 1, 2007 and generated net income of $8.1 million in Q1 2008, excluding intercompany interest of $2.4 million.  Net income in Q1 2008 also benefited from higher realized metal prices and larger shipments from the Company’s Peruvian operations relative to the comparable period of 2007.

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2008	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Management ’ s Discussion and Analysis

Sales for the Q1 2008 were $108.8 million, a 126% increase from sales in the corresponding period in 2007.  Sales in Q1 benefited from significant increases in quantities sold combined with higher realized metal prices versus the year-earlier period. The Company’s Peruvian operations increased the quantity of concentrate sold by 48% while our Mexican operations increased the quantity of silver sold by 133%, largely due to commercial production at Alamo Dorado.   The Company shipped approximately 36,900 tonnes of concentrates, which was 9% more concentrate than was produced, thereby reducing concentrate inventory by approximately 3,200 tonnes during Q1 2008.

Cost of sales for the three months ended March 31, 2008 was $50.5 million, a $21.6 million or 74% increase from the cost of sales recorded in the same period of 2007.  Most of the increase was directly attributable to the greater quantities of production sold relative to a year ago. The higher cost of sales was also a result of the industry-wide escalations experienced in the cost to purchase energy, labor, consumables and the negative effect of strengthening local currencies relative to the US dollar.

Depreciation and amortization charges for Q1 2008 increased to $9.9 million from $4.2 million recorded for the corresponding period in 2007.  This increase was entirely attributable to commercial production at Alamo Dorado, which incurred depreciation and amortization charges of $5.6 million during the quarter.

Mine operating earnings in Q1 2008 were a record $48.4 million, which was more than three fold the mine operating earnings generated in Q1 2007 of $14.9 million.  Higher mine operating earnings reflected the expanded gross margin, which was a consequence of factors affecting sales, cost of sales and depreciation and amortization described in the paragraphs above.

General and administration costs for the three-month period ended March 31, 2008, including stock-based compensation, were $1.6 million, which were similar to the general and administration costs for the comparable quarter in 2007.

Exploration and project development expenses for Q1 2008 were $0.7 million compared to $0.5 million incurred in Q1 2007.  Exploration expenses in Q1 2008 related to the Company’s regional exploration activities, primarily in Mexico and Peru, and are expected to increase as drilling programs accelerate over the remainder of the year.

Asset retirement and reclamation expense of $0.7 million in Q1 2008 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q1 2007.  There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q1 2008 of $0.5 million rose slightly from the interest expenses incurred during the same period in 2007.  This expense primarily consisted of transactional bank fees.

Investment and other income of $0.5 million for Q1 2008 decreased from $1.6 million in the comparable period of 2007 as a direct result of the lower average cash balances maintained by the Company in Q1 2008, and lower interest rate environment compared to a year ago.

The foreign exchange loss for Q1 2008 of $2.2 million arose primarily as a result of the strengthening of local currencies in Peru and Mexico and the negative impact that has on accounts payable balances that are denominated in those currencies, when remeasured in US dollars. To mitigate the negative impact of strengthening local currencies, the Company purchases local currencies forward to match anticipated future spending.  These activities, together with the Company’s base metal price protection program and silver fixing activities generated a gain on commodity and foreign currency contracts of $1.6 million during Q1 2008.

Gain on the sale of assets in Q1 2008 of $1.1 million relates to the sale of the Company’s interest in certain pyrite stockpiles in Peru, which the Company determined had minimal economic value. Net income in Q1 2007 benefited from a gain on the sale of the Company’s interest in the Dukat mine in Russia of $10.25 million.

Management ’ s Discussion and Analysis

Income tax provision of $14.5 million in Q1 2008 increased sharply from $2.6 million as a direct consequence of the dramatic increase in taxable income generated during the most recent quarter. Current tax expense made up $9.5 million of the income tax provision in Q1 2008, while the balance of $5 million was made up of deferred tax charges.

Non-Controlling Interest doubled to $1.0 million in Q1 2008 compared to $0.5 million in the prior year due to the fact net income from the Morococha mine in Peru was higher than the comparable period in 2007.  Morococha’s net income was higher due mostly to the fact that more concentrate was shipped in the Q1 2008.

Liquidity and Capital Resources

At March 31, 2008, cash plus short-term investments were $136.2 million, a $28.9 million increase from December 31, 2007.  The aforementioned increase in cash plus short-term investments arose primarily as a result of (i) proceeds from the exercise of warrants and stock options of $50.7 million plus (ii) cash generated from operating activities of $19.5 million plus (iii) the receipt of proceeds of asset sales of $9.5 million less (iv) investments in mineral property plant and equipment and other assets of $48.4 million less (v) $1.4 million to fund dividends distributed to minority shareholders of Morococha.

As expected, almost all of the warrants that were issued as part of the acquisition of Corner Bay Inc. in 2003, which expired in February 2008, were exercised, generating proceeds for the Company of approximately $43.9 million.  In addition, warrants granted to the International Finance Corporation in 2005 in connection with the financing of the expansion at La Colorada were also exercised during Q1 2008, generating proceeds of $4.3 million.

During the quarter the Company invested in mining equipment and development, primarily at Manantial Espejo and San Vicente, where $33.0 million and $6.3 million were spent, respectively, inclusive of $4.9 million of recoverable VAT payments.  Mine development expenditures at Morococha, La Colorada and Huaron during the quarter were $3.3 million, $3.2 million and $2.1 million, respectively.

Working capital at March 31, 2008 was $233.5 million, an increase of $47.1 million from December 31, 2007.  The increase in working capital resulted primarily from a $28.9 million increase in cash and short term investments, a $16.8 million increase in accounts receivable and a $0.8 million decrease in current liabilities. The increase in accounts receivable was primarily a consequence of the timing of concentrate shipments during the quarter combined with higher metal prices.

Shareholders’ equity at March 31, 2008 was $680.0 million, an increase of $80.4 million from shareholders’ equity at December 31, 2007 primarily as a result of $48.2 million from the exercise of warrants plus net income generated during the quarter of $30.2 million plus $2.5 million from the exercise of stock options.  At March 31, 2008, the Company had 80.8 million common shares issued and outstanding.

The Company’s financial position at March 31, 2008 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures, including the construction of Manantial Espejo and expansion of San Vicente, and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management ’ s Discussion and Analysis

The Company had the following contractual obligations at March 31, 2008:

Payments due by period (in thousands of dollars)

		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,468	$883	$585
Purchase Obligations (1)	39,438	39,438
Total contractual obligations	$40,906	$40,321	$585

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at March 31, 2008 which will be incurred during 2008.

At the end of Q1 2008, the Company had fixed the price of 500,000 ounces of silver produced during the first quarter and contained in concentrates, which are due to be priced in April and May of 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $18.43 per ounce while the spot price of silver was $18.06 on March 31, 2008, resulting in a mark to market gain of $0.2 million.  In addition, the Company had sold forward 11,570 tonnes of zinc at a weighted average price of $2,588 per tonne and committed an additional 2,650 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 30% of the Company’s forecast payable zinc production over the following 15 months. At March 31, 2008, the 3-month price for zinc was $2,331 per tonne and the mark-to-market value on open positions was an unrealized gain of $3.1 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian Nuevo sol (“PEN”), the Company has entered into foreign currency contracts with an aggregated nominal value of PEN 64.2 million settling between April and December of 2008 at an average PEN/US$ exchange rate of 2.92.  At March 31, 2008, the mark to market value of the Company’s position was a gain of $1.7 million.

Outlook

Site construction and development work at Manantial Espejo silver mine in Argentina is progressing rapidly and at the end of the first quarter the project was estimated to be over 78% complete. At quarter-end, there were 362 employees and 436 construction contractors from 30 different contract companies working on the construction of Manantial Espejo. Development of the two primary underground ramps, which provide access to the Maria and Melissa ore zones, are proceeding on schedule with over 3,700 metres of development advanced by quarter end.  Open pit pre-stripping of both the Maria and the Karina Union pits is progressing well with a total of 3.9 million tonnes of material mined up to the end of the quarter, inclusive of 172,000 tonnes of stock piled ore with grades of 134 grams per tonne silver and 1.16 grams per tonne gold.

The field erected leach tanks were substantially completed during the quarter together with the pre-leach thickener tank with the support bridge installation scheduled for early April.  Structural steel erection for the plant building was completed during March with insulation and sheeting scheduled to complete in late April.  Grinding mill installation continues with all three mills being set by quarter-end.  Remaining work includes pinion, motor, and gearbox installations for all mills scheduled for late April.

Management ’ s Discussion and Analysis

Continuing challenges relating primarily to materials procurement are putting pressure on the project construction schedule and capital costs. The Company’s current forecast is for the completion of construction in August, some six weeks later than previously forecast. As a consequence of this delay, the Company expects an escalation in the capital cost at completion of between 2-5% over the previous estimate of $185.3 million.

At the San Vicente property in Bolivia, the Company has been mining on a limited scale as it continues to advance its expansion project.  The construction work on site during Q1 2008 mainly consisted of the Vetillas campsite expansion, San Vicente community projects, access road upgrades and mill foundation and civil work.  Mill building fabrication is in progress with expected delivery by the end of April.  Engineering of the tailings dam is complete and has been tendered to construction contractors.  The completion date of the expansion project is still expected to be in December 2008 and the construction cost estimate remains in line with the $65 million budget.

Silver production in Q1 2008 of 4.5 million ounces was slightly ahead of our planned silver production and the Q1 2008 cash costs of $3.70 per ounce were below our full-year forecasted cash costs. Based on this performance and our outlook for the balance of the year, the Company expects to achieve our forecasted silver production for 2008 of 19.5 million ounces at cash costs of $4.27 per ounce or below.  The Company’s production of base metals and gold was also as expected in Q1 2008 and we continue to believe that we will achieve our forecasted 2008 production of zinc (43,744 tonnes), lead (17,103 tonnes), copper (5,394 tonnes) and gold (50,000 ounces) as contained on page 24 of the MD&A presented in the 2007 Annual Report.

Accounting Policies and Internal Controls

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2007 have been applied consistently for the three months ended March 31, 2008, with the exception of several changes in accounting policy; which were adopted on January 1, 2008, without restatement of prior periods.  On January 1, 2008, the Company adopted three new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cashflows.  For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three months ended March 31, 2008 and 2007.

No changes were made to the Company’s internal controls over financial reporting during the first quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT SAN VICENTE, MANANTIAL ESPEJO AND THE COMPANY’S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN’S CURRENT CAPITAL AND ANTICIPATED CASH FLOW.  THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS INCLUDING ENVIRONMENTAL RISKS, RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.